SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Re:  Directorate
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
For Immediate Release
Contact:       Doug Kidd
Phone:         404-479-2922 (U.S.)




             John D. Rogers Appointed to AMVESCAP Board of Directors

London--March 8, 2005--AMVESCAP PLC today announced that John D. Rogers, executive vice president of AMVESCAP and chief executive officer (CEO) of its INVESCO division, has been appointed to its Board of Directors. Additionally, Michael D. Benson, vice chairman of AMVESCAP, has announced his resignation from the company and its Board of Directors, effective March 31, to pursue non-executive activities.

Mr. Rogers, 43, has held his current position since January 2003. He joined the company as president and chief investment officer of INVESCO's Tokyo office in 1994. He became CEO and co-chief investment officer of INVESCO Global Asset Management (N.A.), Inc. in 1997 and was named CEO of INVESCO Institutional, the company's North American institutional management division in 2001.

"Since he joined us more than a decade ago, John's strategic approach to the business and his commitment to investment excellence have led to positions of successively greater responsibility," said Executive Chairman Charles W. Brady. "Elevating him to the Board will enable us to further leverage his broad experience in the asset management industry, his detailed knowledge of our Company and his strong dedication to our clients."

Michael D. Benson, 61, has served as vice chairman since February 2001 and a director since 1994. Prior to his current role he was CEO of INVESCO Global from 1997 until December 2002 and CEO of the Asian region from 1994 to 1997. He began his career in the securities industry in 1963 and held senior positions at Lazard Brothers Ltd., Standard Chartered Bank and Capital House Investment Management.

"As a company executive and a member of the Board, Michael has tirelessly served our Company and its shareholders since 1994," said Brady. "We wish him only the very best as he begins the next chapter of his life."

Before joining the company, Mr. Rogers was a managing director of CIGNA International Investment Advisors K.K. Mr. Rogers earned his B.A. from Yale University and his M.A. from Stanford University. A Chartered Financial Analyst, he serves on the Board of Directors of the Japan-American Student Conference, the Advisory Board of the Goizueta Business School at Emory University, the Atlanta Metro Chamber of Commerce Board of Advisors, the Emory University Board of Visitors and the Board of the Atlanta Symphony Orchestra.

There is nothing further to disclose for Mr. Rogers pursuant to Rule 16.4 of the Listing Rules of the U.K. Listing Authority. Mr. Rogers will be standing for election for a full term at the Annual General Meeting on April 28. At the date of his appointment, Mr. Rogers had a beneficial interest in 1,528,474 AMVESCAP PLC ordinary shares and held options to acquire 1,000,000 ordinary shares.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO PERPETUAL and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The Company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  8 March, 2005                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary